Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 10 - 2012

April 26, 2012
FOR IMMEDIATE RELEASE

NEW RESULTS AT MARBAN HIGHLIGHT POTENTIAL TO DEFINE HIGH GRADE ORE SHOOTS

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) is pleased to release new drill results from the Phase Two program conducted under the terms of the Aurizon Mines Ltd. (“Aurizon”) earn-in option on the Marban property, located in the Malartic gold camp, Abitibi region of Quebec.

Results from 22 new drill holes and six (6) extensions of previous holes completed on the Marban gold deposit are included in this release.  Drill results are tabled on the following pages.

The new results highlight the potential to define high grade shoots within the Marban deposit, which include:

•

Hole MB-07-024 ext, drilled on section 4300E, was extended to investigate the Eastern Down Dip Zone and returned 196.5 grams of gold per tonne over 1.2 metres at a vertical depth of 415 metres

•

Shallow in-fill drilling between sections 4300E and 4400E returned the following high grade intersections:

-

20.5 grams of gold per tonne over 2.0 metres at a vertical depth of 180 metres (MB-11-248)

-

36.7 grams of gold per tonne over 1.1 metres at a vertical depth of 155 metres (MB-07-019ext)

-

29.8 grams of gold per tonne over 1.0 metre at a vertical depth of 65 metres (MB-12-252)

•

Hole MB-12-295 drilled on section 3,575E and part of the in-fill drilling on the near surface Western High Grade Zone intersected 51.4 grams of gold per tonne over 1.1 metres at a vertical depth of 95 metres

The new results show positive intercepts over a strike length of 1,050 metres on the deposit (from section 3550 to 4600) and from surface to a vertical depth of 500 metres.  The deposit is developed inside a 200 to 500 metres wide deformation system controlled by a kilometric drag fold along the Marbenite shear zone. Mineralization is in the form of multiple lenses, each one having a thickness that varies between 5 to 80 metres.  Mineralization is characterized by chlorite – carbonate – albite alteration associated with a variable amount of quartz veining and iron sulphides.

The Phase Two program will include 34,000 metres of diamond drilling, an updated mineral resource estimate and basic technical studies, including metallurgical testwork.  Drilling commenced on December 13, 2011, and four drill rigs are currently in operation.  Two are testing the extension at depth of the Marban deposit, one is following up on the fences drilled during first phase between the Norlartic and Marban deposits, and the fourth drill is investigating select exploration targets outlined on the Marban property.
To date, 75 holes and nine (9) extensions of previous holes have been completed for a total of 26,380 metres.  The Phase Two program and updated resource estimate are expected to be completed by the end of the second quarter of 2012.

News Release – April 26, 2011 New Results At Marban Highlight Potential to Define High Grade Ore ShootsPage | 2

Marban deposit drilling

The 2011 Phase One drill program demonstrated the continuity of the mineralisation between surface and a vertical depth of 250 metres, as well as the grade consistency, and led to the discovery of the Western High Grade Zone.  This first phase also identified the Eastern Down Dip Extension Zone, which is located below a vertical depth of 250 metres and remains open at depth and laterally.

The objectives of the Phase Two drilling program are:

1)

Improve the quality of the Marban near surface resources

The objective is to improve the quality of the known resources and to increase the potential to find more mineralised corridors within a pit shell to help decrease the stripping ratio, and will include drilling the Western High Grade Zone.

2)

Develop a mineral inventory below a vertical depth of 250 metres:

This objective targets the identification of new gold resources inside the Marban structural zone.  Preliminary interpolation on the Eastern Down Dip Zone indicates a strong potential to identify gold resources between a vertical depth of 350 and 600 metres.  The mineralised structure is considered open laterally and downdip.

New holes and the extension of previous holes are planned at vertical depths of 300 metres to 1,000 metres to test the consistency and extension of the Eastern Down Dip Zone at an average drill hole spacing of 50 metres.

Aurizon Option

Aurizon can earn up to a 65% interest the Marban property under the terms of an option and joint venture agreement dated July 5, 2010, between NioGold Mining Corporation (“NioGold”) and Aurizon.  The initial 50% interest can be earned by incurring expenditures of $20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold remains the project operator during the initial earn-in period.

The Phase One program commenced on August 30, 2010, and was completed on August 9, 2011.  The program consisted of 50,253 metres of diamond drilling (170 holes, 8 extensions) at a total cost of $6 million.  Drilling was distributed between the Marban (41,270m) and Norlartic (4,319m) deposits and exploration drill hole fences between the two deposits (4,664m).  Highlights include the identification of two new gold zones surrounding the former Marban mine named the High Grade Western Zone and Eastern Down Dip Zone.

News Release – April 26, 2011 New Results At Marban Highlight Potential to Define High Grade Ore ShootsPage | 3

Drill results – Marban deposit

Hole	Easting (m)	Northing (m)	Azimuth	Dip	Hole Length (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zones
MB-11-248	4400	4185	N180°	-62°	612.0	207.0	209.0	2.0	20.53
						503.1	507.5	4.4	2.36	W
						526.9	528.0	1.1	6.15
MB-12-252	4300	3855	N180°	-45°	284.0	61.0	62.1	1.1	8.67	2
						84.5	86.1	1.6	4.50
						88.0	89.0	1.0	29.80
						175.3	180.8	5.5	2.64	A
MB-12-253	3700	3975	N180°	-47°	241.0	109.8	111.0	1.2	3.24
						132.6	133.6	1.0	3.17	D1
MB-12-254	3675	4290	N180°	-47°	437.0	253.5	256.5	3.0	2.26	2
						294.8	299.2	4.4	3.64	Z
					including	298.2	299.2	1.0	9.78	Z
						353.2	354.1	0.9	4.84	B
MB-12-258	4600	3862	N180°	-55°	440.0	223.2	229.4	6.2	3.29	V-M
MB-12-259	4000	4165	N180°	-51°	425.0	197.8	201.2	3.4	3.40
						239.7	240.8	1.1	12.05	E
						282.2	283.2	1.0	7.31	D1
						329.5	332.0	2.5	6.96	C2
						337.5	340.0	2.5	6.00	C1
MB-12-260	3950	4110	N180°	-45°	359.0	192.5	193.5	1.0	19.65	Z
						206.5	207.8	1.3	5.03	E
						257.7	269.7	12.0	1.59	B
						274.9	276.9	2.0	7.14	C1
						282.2	284.8	2.6	4.35	A
MB-12-261	3550	4265	N180°	-50°	327.0	62.0	63.2	1.2	4.87
MB-12-265	4100	3830	N180°	-55°	239.0	117.8	119.0	1.2	2.27	T
MB-12-268	3950	3955	N180°	-47°	360.0	63.0	64.2	1.2	4.92	2
						104.0	104.8	0.8	3.72	E
MB-12-273	4550	4110	N180°	-61°	603.0	65.4	66.3	0.9	5.99
						174.0	174.6	0.6	4.66
MB-12-276	4350	3750	N180°	-45°	285.0	162.1	163.3	1.2	2.53
MB-12-277	4050	4015	N180°	-60°	345.0	171.6	172.8	1.2	11.15
						202.8	218.6	15.8	1.71	B
						227.0	233.9	6.9	3.58	C1
MB-12-280	3700	4287	N180°	-50°	428.0	255.3	257.3	2.0	2.23	2
						321.2	322.4	1.2	6.29	Z
MB-12-286	4050	4265	N180°	-57°	525.0	30.4	38.0	7.6	1.91
						152.3	153.3	1.0	3.60
						281.5	283.5	2.0	2.51	Y
						344.2	357.2	13.0	2.47	D1
					including	351.0	354.2	3.2	7.08	D1
						450.8	451.7	0.9	5.63
						468.0	475.8	7.8	0.99	A
MB-12-288	3900	4145	N180°	-55°	420.0	227.0	228.0	1.0	6.72	E
						309.1	316.1	7.0	3.07	C1
						342.9	350.6	7.7	1.74	A

News Release – April 26, 2011 New Results At Marban Highlight Potential to Define High Grade Ore ShootsPage | 4

Drill results – Marban deposit (continued)

Hole	Easting (m)	Northing (m)	Azimuth	Dip	Hole Length (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zones
MB-12-291	3575	4260	N180°	-51°	381.0	202.2	203.4	1.2	1.58	2
MB-12-292	3600	4335	N180°	-51°	429.0	358.6	359.8	1.2	5.98
MB-12-293	3625	4260	N180°	-51°	372.0	127.4	129.6	2.2	2.49
						231.2	246.2	15.0	1.48	2
MB-12-295	3575	4130	N180°	-51°	300.0	121.3	122.4	1.1	51.4	2
						234.0	242.2	8.2	1.01	T
MB-12-296	3625	4130	N180°	-51°	305.0	216.6	218.1	1.5	1.74	Z
MB-12-299	3550	4005	N180°	-50°	189.0	49.7	50.7	1.0	10.35	Y
MB-07-019ext	4350	3880	N180°	-45°	189 to 345	204.3	205.4	1.1	36.70	A
						324.8	326.0	1.2	7.36
MB-07-024ext	4300	4050	N180°	-80°	282 to 525	386.4	401.5	15.1	1.54	A
						411.7	419.0	7.3	2.16
					including	412.8	413.7	0.9	8.10
						432.4	433.6	1.2	196.50	P
MB-08-049ext	4200	4200	N180°	-65°	360 to 561	460.6	468.6	8.0	0.87	A
MB-08-071ext	4200	4240	N180°	-68°	351 to 612	540.0	542.4	2.4	4.02	A
MB-08-074ext	4150	4235	N180°	-56°	296.3 to 509	313.0	316.6	3.6	3.05	D2
						335.8	337.0	1.2	4.72
						345.4	351.4	6.0	1.27	D1
						440.0	446.8	6.8	0.92	A
MB-08-077ext	4300	4050	N180°	-63°	264 to 484	325.6	333.8	8.2	2.73	C1

Technical Info, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled nearly perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program is conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), NioGold’s Exploration Manager and a Qualified Person as defined by National Instrument 43-101.  This news release was prepared under the supervision of Martin Demers, P.Geo., General Manager, Exploration of Aurizon and a Qualified Person under National Instrument 43-101, based on information made available by NioGold and verified by personnel of Aurizon.

News Release – April 26, 2011 New Results At Marban Highlight Potential to Define High Grade Ore ShootsPage | 5

Additional information

There is one sketch attached to this news release showing the Marban deposit drill hole locations and the longitudinal figures.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work and the expected timing of an updated resource estimate on the Marban property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including the assumption that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

AURIZON MINES LTD.

MARBAN PROJECT (QUEBEC)
Marban Zone
Follow up drilling
April 26, 2012

276000E
277000E
278000E
279000E
280000E
5338000N
5337000N
5336000N
5335000N
W
E
277700E
278100E
278500E
278900E
Surface
-200m
-400m
-600m
51.4/1.1
1.5/15.0
19.7/1.0
1.7/15.8
3.6/6.9
3.1/7.0
2.5/13.0
29.8/1.0
36.7/1.1
20.5/2.0
3.3/6.2
2.7/8.2
1.5/15.1
196.5/1.2
High Grade
Western Zone
High Grade
Eastern Downdip Zone
Enrichment trends
Previous hole
New hole reported
2.4/15.0 - grams per tonne gold / metres
Only intervals metal factor >20 are shown on this sketch
Metal Factor = grade x width
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
0 100m
Composite Longitudinal Section
QUEBEC
Val-d'Or
Keriens River
Montigny Lake
Vassan Twp
Dubuisson Twp
Malartic Twp
Dubuisson Twp
Norbenite Shear Zone
Marban Deposit
TO HIGHWAY 117
Hydro Power Line
117
Granodiorite
Mine Sequence
Ultramafic Units
0 200m
Surface Geology

MARBAN GEOL LON COMM AVRIL 2012.cdr/RM

Reference: News Release Issue No. 10-2012